                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549




                                  SCHEDULE 13G




                   Under the Securities Exchange Act of 1934





                                K N Energy, Inc.
                                (Name of Issuer)


                         Common Stock, $5.00 par value
                         (Title of Class of Securities)


                             CUSIP No. 482 620 101





Check the following box if a fee is being paid with this statement   /    /

                                                               Page 2 of 5 pages
                                                               -----------------

SCHEDULE 13G
- - ------------

CUSIP No. 482 620 101
- - ---------------------

- - ----------------------------------------------------------------------------------------------------------------
(1)            Name of Reporting Person                                              Cabot Corporation
               S.S. or I.R.S. Identification No. of Reporting Person                 04-2271897

- - ----------------------------------------------------------------------------------------------------------------
(2)            Check the Appropriate Box if a Member of
               a Group                                                               (a)      N/A
                                                                                        -----------------
                                                                                     (b)      N/A
                                                                                        -----------------
- - ----------------------------------------------------------------------------------------------------------------
(3)            SEC Use Only
- - ----------------------------------------------------------------------------------------------------------------
(4)           Citizenship or Place of Organization                                   Delaware
- - ----------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially         (5) Sole Voting Power                          4,840,186* **
Owned by each Reporting               (6) Shared Voting Power                        0
Person With                           (7) Sole Dispositive Power                     4,840,186**
                                      (8) Shared Dispositive Power                   0
- - ----------------------------------------------------------------------------------------------------------------
(9)            Aggregate Amount Beneficially Owned by Each
               Reporting Person                                                      4,840,186**
- - ----------------------------------------------------------------------------------------------------------------
(10)           Check if the Aggregate Amount in Row (9)
               Excludes Certain Shares                                               N/A
- - ----------------------------------------------------------------------------------------------------------------
(11)          Percent of Class Represented by Amount in Row 9                        17.1%***
- - ----------------------------------------------------------------------------------------------------------------
(12)           Type of Reporting Person                                              CO
- - ----------------------------------------------------------------------------------------------------------------

*              Subject to limitations on the Reporting Person's right to vote in excess of 9.99%
               of the Issuer's voting shares, as more specifically described in Item 4 of
               Schedule 13D filed by the Reporting Person with the Commission on July 13, 1994.

**             Includes 642,232 shares of common stock issuable upon exercise of warrants held by the Reporting Person.

***            Computed on the basis that the 642,232 shares of common stock issuable upon exercise of warrants held by the Reporting Person are deemed to be beneficially owned by the Reporting Person.

                                                               Page 3 of 5 pages
                                                               -----------------

SCHEDULE 13G
- - ------------


Item 1(a).              Name of Issuer:

                                                   K N Energy, Inc.

Item 1(b).              Address of Issuer's Principal Executive Offices:

                                                   370 Van Gordon Street
                                                   Lakewood, CO 80228-8304

Item 2(a).              Name of Person Filing:

                                                   Cabot Corporation

Item 2(b).              Address of Principal Business Office:

                                                   75 State Street
                                                   Boston, MA 02109-1806

Item 2(c).              Citizenship of Issuer:

                                                   Kansas

Item 2(d).              Title of Class of Securities:

                                                   Common Stock

Item 2(e).              CUSIP Number:

                                                   482620101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                                   Not applicable

                                                               Page 4 of 5 pages
                                                               -----------------



Item 4.         Ownership:

                (a)    Amount Beneficially Owned:                 See Item 9 (See page 2 above)
                (b)    Percent of Class:                          See Item 11 (See page 2 above)

                (c)    Number of shares as to which such person has:
                       (i)          sole power to vote or to direct the vote:
                       (ii)         shared power to vote or to direct the vote:
                       (iii)        sole power to dispose or to direct the
                                    disposition of:
                       (iv) shared power to dispose or to direct the disposition of:

                                                 For (c), see Items 5-8 (See page 2 above)

Item 5.         Ownership of Five Percent or Less of a Class.

                                    Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                                    Not Applicable

Item 7.         Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                                    Not Applicable

Item 8.         Identification and Classification of Members of the Group.

                                    Not Applicable

Item 9.         Notice of Dissolution of the Group.

                                    Not Applicable

                                                               Page 5 of 5 pages
                                                               -----------------




Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   Signature
                                   ---------

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct as of December 31, 1994.



                                      Date:  February 10, 1995

                                      CABOT CORPORATION

                                      By: /s/ John G. L. Cabot
                                      Vice Chairman and Chief Financial Officer